UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

SYDYS CORPORATION

(Name of Registrant as Specified in its Charter)

Nevada	000-51727	98-0418961
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2811 East Madison Suite 300 Seattle, WA 98112
(Address of principal executive office)

(415) 717-3826
(Registrant’s telephone number)

Joe Laxague, Esq.

Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

Tel. (775) 234-5221

Fax (775) 996-3283

 (Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

SYDYS CORPORATION

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Proposed Change in the

Majority of the Board of Directors

May 10, 2016

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of Sydys Corporation, a Nevada corporation (“SYYC”, “we”, “our” or the “Company”) at the close of business on May 10, 2016 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of SYYC’s Board of Directors (the “Board”) other than by a meeting of shareholders.  This Information Statement is being mailed to the shareholders on or about May 10, 2016.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about May 10, 2016, we intend to enter into a change in control transaction consisting of the following transactions:

(i)

We will designate a class of preferred stock to be known as “Series A Preferred Stock.”  The class of Series A Preferred Stock will consist of 19,500,000 shares, par value $0.001 per share.  Series A Preferred Stock will be convertible to common stock at a rate of two (2) shares of common stock for every one (1) share of Series A Preferred Stock.  Series A Preferred Stock will vote together with the common stock on an as-if-converted basis.  Series A Preferred Stock will have no preferred dividend rights and with respect to rights on liquidation, winding up and dissolution, will rank pari passu with the class of common stock.

(ii)

We will issue 17,220,000 shares of Series A Preferred Stock to Mr. Joseph Hernandez.  In exchange, Mr. Hernandez will deliver a promissory note in the amount of $210,000 to our CEO, Michael Warsinke.  In turn, and in exchange for the note, Mr. Warsinke will execute a Release and Indemnity Agreement under which he will release us of $415,456.78 owed to him by SYYC and indemnify the Company from any liabilities arising prior to the change in control with exception of certain specified liabilities totaling $20,159.57.

As a result of these transactions, control of the Company will pass to Mr. Hernandez (the “Change of Control”).  Immediately following the closing of these transactions, the shares acquired by Mr. Hernandez will comprise approximately 74.16% of the issued and outstanding common stock of the Company on a fully converted basis.

In connection with the Change in Control, (i) the existing officers of the Company will resign effective May 10, 2016, (iii) the existing directors of the Company will resign effective upon the tenth day following the Company’s mailing of this Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about May 10, 2016, (iv) the existing directors will appoint Mr. Hernandez to serve as the sole director of the Company as of the Effective Date, and (v) the existing directors will appoint Mr. Hernandez to serve as President, Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company, effective May 10, 2016.

As of May 10, 2016, the Company had 12,000,000 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding.  Each share of Common Stock is entitled to one vote.  Shareholders of SYYC will have the opportunity to vote with respect to the election of directors at the next annual meeting of SYYC shareholders.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Title
Michael Warsinske	53	Chief Executive Officer and Chairman of the Board of Directors
Mark Noffke	60	Chief Financial Officer and Director

Mr. Warsinske is our Chief Executive Officer and was appointed February 9, 2015 in conjunction and completion of the APA.  Mr. Warsinske is an experienced media sales executive who prior to founding OverAd Media previously served as CEO of Cybereps, an online advertising sales firm sold to Interep National Radio Sales (Nasdaq:IREP) from 1995 through 2001 and has invested in and advised dozens of online media and software companies.  He has served on the Board of Directors of Beyond Commerce (OTC PINK: BYOC) from August 2006 to January 2007 and WebXu (OTC PINK: WBXU) from January 2010 to September 2012 and currently serves on the boards ai-one, Inc., Linkstorm, Inc. and Digital Film Cloud Network.  Mr. Warsinske graduated from the University of Oregon's School of Journalism in 1984.

Mr. Noffke was appointed Chief Financial Officer and a member of our Board effective February 9, 2015 in conjunction with completion of the APA. Mr. Noffke previously served as Chief Financial Officer and as a member of the Board of the EFactor Group Corp (OTCBB: EFCT from June 30, 2014 to April 30, 2016. Mr. Noffke has more than 35 years of experience as a seasoned financial and management professional. Mr. Noffke also served as Executive Vice President of Finance of EFactor Group Corp. beginning October 2012. Since April 2014 Mr. Noffke also serves as Chief Executive Officer and a Board member for Cafe Serendipity Holdings Inc. a start-up branding company for the medical marijuana industry (OTC Pink: FOFU). Since January 2007, he has also served as chief financial officer of Beyond Commerce, Inc., an e-commerce company (OTC PINK: BYOC).  From August 2006 to January 2007, Mr. Noffke served as chief executive officer of Financial Media Group, Inc., a formerly public investor relations company. He served as chief financial officer of National Storm Management, Inc., a storm restoration company, from May 2004 to August 2006, where he was instrumental in its initial public offering.  From September 1996 to June 2003, Mr. Noffke served as the chief financial officer and a director of U.S. Forest Industries, Inc., a formerly public timber manufacturing company, where he was responsible for developing its accounting infrastructure.

DIRECTORS AND OFFICERS

AFTER THE CHANGE OF CONTROL

The existing directors will appoint Mr. Hernandez to serve as the sole director of the Company as of the Effective Date, and the existing directors will appoint Mr. Hernandez to serve as President, Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company, effective May 10, 2016.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.  There is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Joseph Hernandez	43	President, Chief Executive Officer (CEO), Chief Financial Officer (CFO) and sole Director

The following biographical information on the new directors and officers of the Company is presented below:

Joseph Hernandez, M.S., MBA, is currently the Executive Chairman and a member of the Board of Directors of Ember Therapeutics, Inc. Mr. Hernandez is the founder of several biotechnology companies, including Microlin Bio, Inc., a biotechnology company focusing on microRNA diagnostics and therapeutics in oncology, where he currently serves as Executive Chairman and Chief Executive Officer; Prolias Technologies, Inc., a molecular diagnostics company focusing on thyroid cancer, where he has served as its Chairman since March 2010 and a director since September 2010; and Innovative Biosensors, Inc., a MIT-based technology company that develops, manufactures and markets rapid pathogen detection and diagnostic systems comprised of biosensors, where he served as President and Chief Executive Officer from 2003 until 2009. From July 2010 to March 2012, Mr. Hernandez also served as President and Chief Executive Officer of Signal Genetics, LLC, a privately-held company focused on oncology and the development of innovative diagnostic services. Mr. Hernandez has held numerous business development and marketing roles, having served in such roles at Digene Corporation (which has since been acquired by Qiagen), a molecular diagnostics company that develops, manufactures and markets gene-based testing systems for the screening, monitoring and diagnosis of certain human diseases, such as women’s cancers and infectious diseases, from 2001 to 2003, and at Affymetrix, Inc., a publicly-held Silicon Valley biotech company that develops DNA microarrays, from 2000 to 2001. From 1998 to 2000, Mr. Hernandez worked in sales and marketing for the publicly-held pharmaceutical company Merck. Mr. Hernandez is a member of the board of directors of MdBIO, a life science industry association based in the Mid-Atlantic region, and a member of the board of directors of Shady Grove Hospital. Mr. Hernandez holds an M.S. in Microbiology and Molecular Genetics from the University of Florida and a B.S. in Neuroscience from the University of Florida.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We do not have a standing nominating, compensation or audit committee.  Rather, our full Board of Directors performs the functions of these committees. We do not believe it is necessary for our Board of Directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Our Board of Directors, which performs the functions of an audit committee, currently has one member, Mark Noffke, who qualifies as an “audit committee financial expert” within the definition of Item 407(d)(5)(ii) of Regulation S-K. Immediately following the Effective Date, our board of directors will no longer have a person who so qualifies.

The Board does not have a nominating committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.  There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules.  The Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors.   The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the capacities served by Mr. Warsinske and Mr. Noffke.

Meetings of the Board of Directors

During the fiscal year ended December 31, 2015, the Board of Directors did not meet on any occasion, but rather transacted business by unanimous written consent.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth compensation information for services rendered by certain of our executive officers in all capacities during the last two completed fiscal years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock	All Other
				Awards	Compensation	Total
Michael Warsinske	2015	$ 60,000	$ -	$ -	$ 19,173	$ 79,173
(Chief Executive Officer)	2014	$ -	$ -	$ -	$ -	$ -

John Abrahamson	2015	$ 7,500	$ -	$ -	$ -	$ 7,500
(President)	2014	$ -	$ -	$ -	$ -	$ -

Mark Noffke	2015	$ 25,000	$ -	$ -	$ -	$ 25,000
(Chief Financial Officer)	2014	$ -	$ -	$ -	$ -	$ -

Director Compensation

The members of our Board of Directors received no compensation for serving on our Board, except that each director was entitled to reimbursement for the reasonable costs and expenses incurred in attending Board meetings.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock as of May 10, 2016 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group.  As of May 10, 2016, there were 12,000,000 shares of common stock issued and outstanding.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
Michael Warsinske	CEO and Chairman	9,500,000	79.17%

Mark Noffke	CFO and Director	288,799	2.41%

All officers and directors as a group		9,788,799	81.58%

5% Holders
None.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 12,000,000 shares of the Company’s common stock outstanding immediately before the Change in Control.

Immediately following the Change in Control, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)

Officers and Directors

Joseph Hernandez	CEO, CFO and sole Director	34,440,000(3)	74.16%

All officers and directors as a group (1 person)		34,440,000	74.16%

5% Securities Holders

None

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 12,000,000 shares of the Company’s common stock issued and outstanding and 34,440,000 shares of Series A Preferred Stock converted to common stock on a 2:1 basis.

(3)	Consists of 34,440,000 shares of Series A Preferred Stock converted to common stock on a 2:1 basis.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a).  To our knowledge, during the fiscal year ended December 31, 2015 the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with related persons

The company received $111,533 of funding during 2006 & 2007 from Mr. Warsinske (sole proprietor at the time) for sundry capital requirements. This amount was increased by $6,000 during March of 2012. This note was formalized during December of 2013. The terms of this agreement include an eight percent (8%) per annum interest rate and is due upon Mr. Warsinske providing the Company with written notice of demand, according to certain terms. However, Mr. Warsinske may not demand repayment of the Note until the Company has profitability over $100,000 and is in a positive cash flow position. At that time, Mr. Warsinske may demand repayment at which the Company has twelve months to pay through excess cash flow of ten percent (10%) per month. Imputed interest expense accrued on the note payable to Mr. Warsinske totaled $9,043 and $9,043 for the twelve months ended December 31, 2015 and 2014, respectively.

The company received two tranches of $25,000 each for an aggregate of $50,000 in April and June of 2015 from Mr. Warsinske, the company’s Chief Executive Officer, the proceeds were used for sundry working capital requirements. These two debentures mature twelve months from the first day of the month following the date of issuance and accrue interest at a 10% rate per annum. The company recorded $3,034 in interest expense related to these two debentures for the twelve month period ended December 31, 2015. The debentures are convertible at any time while outstanding into shares of common stock of the Company at the rate of $0.80 per share.  The Company’s common stock has had almost no trading for more than one (1) year prior to issuance of the debentures and therefore the Company has estimated that the conversion price was in excess of the fair value of the common stock at the time of issuance and therefore no beneficial conversion feature was included at issuance.  The conversion feature has standard anti-dilution protections.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Sydys Corporation

Date: May 10, 2016	By:	/s/ Michael Warsinski
Name: Michael Warsinske
Title: Chief Executive Officer